Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

RECD S.E.C.
SEP 7 2004
1086

1 September 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of Americ

04036686

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

dlw 9/9

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	12 August 2004 re Macquarie Bank Limited (MBL) shares and options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Blueflag Holdings Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Bond Street Custodians Limited is the bare trustee for Allan Moss and Blueflag Holdings Pty Limited in respect of employee options.
Date of change	23 August 2004

+ See chapter 19 for defined terms.

No. of securities held prior to change	Direct: • 81,579 MBL shares (of which 68,208 were acquired via the Macquarie Bank Executive Director Share Acquisition Plan) Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; and • MBL unlisted options held by Bond Street Custodians Limited for Allan Moss: o 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; o 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and o 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.
Class	• MBL fully paid ordinary shares; and • Options over unlisted MBL fully paid ordinary shares
Number acquired	165,600 options exercisable at $32.26 each and expiring on 23 August 2009
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were issued for no consideration following approval at MBL's 2004 Annual General Meeting
No. of securities held after change	Direct: • 81,579 MBL shares (of which 68,208 were acquired via the Macquarie Bank Executive Director Share Acquisition Plan) Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; • MBL unlisted options held by Bond Street Custodians Limited for Allan Moss; o 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; o 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and o 156,800 options exercisable at $30.51 each and expiring on 1 August 2007. • MBL unlisted options held by Bond Street Custodians Limited for Blueflag Holdings Pty Limited: o 165,600 options exercisable at $32.26 each and expiring on 23 August 2009.

G:\CAG\COS\DLEONG\BRD\ASX notices\MOSS\aem23082004.doc

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of employee options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 25 August 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	12 August 2004 re: Macquarie Bank Limited ("MBL") shares and options over MBL shares but 23 May 2003 re: zero cost collar transactions with MBL.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for David Clarke in respect of employee options. Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	20 August 2004

No. of securities held prior to change	508,914 MBL ordinary shares (of which 34,121 are subject to restrictions under the Macquarie Bank Executive Director Share Acquisition Plan) held by David Clarke and 320,705 MBL ordinary shares held by Karii Pty Limited. Macquarie Bank Limited unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for David Clarke: • 25,000 options exerciseable at $23.94 each and expiring on 30 August 2005; • 63,000 options exerciseable at $34.71 each and expiring on 31 August 2006; • 78,400 options exerciseable at $30.51 each and expiring on 30 August 2007; and • 82,800 options over MBL shares exercisable at $32.75 each and expiring on 9 August 2009
Class	• MBL Fully Paid Ordinary Shares; and • Unlisted options over unissued MBL fully paid ordinary shares
Number acquired	25,000 MBL shares acquired on exercise of the employee options below on 20 August 2004.
Number disposed	25,000 options over MBL shares exercisable at $23.94 each and expiring on 30 August 2005 were exercised on 20 August 2004.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$598,500.00 in respect of the shares acquired on exercise of options by David Clarke.
No. of securities held after change	533,914 MBL ordinary shares (of which 34,121 are subject to restrictions under the Macquarie Bank Executive Director Share Acquisition Plan) held by David Clarke and 320,705 MBL ordinary shares held by Karii Pty Limited. Macquarie Bank Limited unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for David Clarke: • 63,000 options exerciseable at $34.71 each and expiring on 31 August 2006; • 78,400 options exerciseable at $30.51 each and expiring on 30 August 2007; and • 82,800 options over MBL shares exercisable at $32.75 each and expiring on 9 August 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of employee options

Part 2 – Change of director's interests in contracts

Detail of new contract	On 19 August 2004, David Clarke entered into a Zero Cost Collar transactions with Macquarie Bank Limited in respect of 25,000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below the current share price, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004, in respect of those shares.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/a
Date of change	19 August 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	25,000 MBL fully paid ordinary shares
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$131,250 over five years

Interest after change	David Clarke and Karii Pty Limited have each entered into Zero Cost Collar transactions with Macquarie Bank Limited in respect of 152,104 and 100,000, respectively, fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 16 May 2003, in respect of those shares. David Clarke has entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 106,250 fully paid ordinary Macquarie Bank shares, which has the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 20 May 2003, in respect of those shares. David Clarke has also entered into a Zero Cost Collar transactions with Macquarie Bank Limited in respect of 25,000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below the current share price, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004, in respect of those shares. David Clarke continues to have a cash-settled put option exerciseable against Macquarie Bank Limited, in relation to 216,439 fully paid Macquarie Bank Limited shares pursuant to a Shared Appreciation Loan entered into with Macquarie Bank Limited in June 2001. Karii Pty Limited also continues to have two cash-settled put options exerciseable against Macquarie Bank Limited, in relation to 59,075 and 152,781, respectively, fully paid Macquarie Bank Limited shares pursuant to two Shared Appreciation Loans entered into with Macquarie Bank Limited in June 2001 and December 2001, respectively. Being cash-settled, the put options do not involve the transfer of any shares in the Bank.

26 August 2004

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,604
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $18.51 each 17,838 @ $23.94 each 766 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,604 on 26/8/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	219,565,256	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,288,854	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 August 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,206
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,334 @ $18.51 each 13,364 @ $23.94 each 1,281 @ $24.57 each 14,227 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	32,206 on 27/8/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	219,597,462	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,256,648	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 August 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE BANK

MACQUARIE BANK ANNOUNCES TIER 1 CAPITAL - ELIGIBLE SECURITIES ROADSHOW

27 August 2004 - Macquarie Bank Limited has appointed JP Morgan and Barclays Capital to arrange meetings with sterling investors in the UK in the week beginning 6 September 2004 to assess interest in a potential issue of benchmark Tier 1 capital - eligible securities. The securities will not be dilutive to ordinary shareholders.

Further information about the securities will be released shortly.

Macquarie Bank is rated A by Standard & Poor's, A2 by Moody's Investor Services and A+ by Fitch. All ratings are on stable outlook.

The securities will not be registered under the U.S. Securities Act of 1933, as amended. [Stabilisation: FSA/IPMA]

For further information please contact:

Erica Sibree, Investor Relations	+612 8232 5008
Jenny Kovacs, Investor Relations	+612 8232 3250

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,586
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	49,586 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	49,586 on 30/8/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	219,647,048	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,204,396	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 August 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,684
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	23,753 @ $23.94 each 6,393 @ $28.74 each 1,538 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31,684 on 31/8/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	219,678,732	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,158,211	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE
BANK

MACQUARIE BANK PART OF A CONSORTIUM TO PURCHASE THE WALES & THE WEST GAS DISTRIBUTION NETWORK IN THE UK FOR £1.2 BILLION.

31 August 2004 – Macquarie Bank today announced it is a member of a successful consortium which has won the right to acquire the Wales & the West Gas Distribution Network (DN) from National Grid Transco plc in the UK for £1.2 billion ($A3.1 billion), a price representing 1.1 times the regulated asset value including actual levels of investment.

The consortium, which is led by the Macquarie European Infrastructure Fund (MEIF), also includes Macquarie Global Infrastructure Fund II (GIFII), Industry Funds Management, AMP Capital Investors on behalf of AMP Life, The Northwestern Mutual Life Insurance Company, Canada Pension Plan Investment Board and Challenger Financial Services Group. The sale is expected to be completed in second quarter 2005. Macquarie also acted as adviser, lead underwriter and arranger to the consortium.

Macquarie Bank will contribute £67 million ($A172 million) for a 17 per cent equity stake in DN, out of a total consortium equity commitment of £387 million ($A991 million) (MEIF will acquire a cornerstone investment of 31 per cent and GIFII will acquire a 5 per cent stake). The Bank intends to sell down its position to investors on, or prior, to financial close. The remainder of the acquisition price will be financed by debt provided by Barclays, Dresdner Kleinwort Wasserstein, and Royal Bank of Scotland.

The Wales & the West Distribution Network is a regulated gas distribution business comprising approximately 34,000 km of gas distribution pipelines located in Wales and the South West of England. DN's catchment area has a population of 7.4 million. The acquisition includes the highly experienced management and staff of DN, with approximately 1,200 full-time staff members and 500 contractors. Distribution mains, service pipelines and associated infrastructure are also included as part of the acquisition.

Chief Financial Officer for Macquarie Bank, Mr Greg Ward, said: "This asset displays similar characteristics to the Bank's investment in the water utility, South East Water, which has proved very attractive to investors.

"Investors have demonstrated a strong appetite for these types of assets - stable, essential service businesses generating strong and sustainable cash yields and operating in a mature regulatory environment."

"The Macquarie Group's ability to advise, arrange and underwrite quality assets such as Wales & the West Distribution Network reflects its position as a global leader in the infrastructure sector, with an unrivalled combination of infrastructure advisory, funding, and funds and asset management capabilities" Mr Ward said.

Mr Ward said there is not expected to be a material impact on Macquarie Bank's profit as a result of the acquisition and no anticipated Tier 1 capital deduction.

Completion of the sale process requires the consent of the Office of Gas and Electricity Markets (Ofgem), the Health and Safety Executive and the Secretary of State for Trade and Industry.

For further information please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank	612 8232 3287
Erica Sibree, Investor Relations, Macquarie Bank	612 8232 5008
Matthew Russell, Public Relations, Macquarie Bank	612 8232 4102

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,368
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,918 @ $23.94 each 5,000 @ $24.04 each 6,329 @ $28.74 each 31,121 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	63,368 on 31/8/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	219,742,100	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,094,843	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 September 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 27th August 2004, was 0.036%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited

Infrastructure and Specialised Funds (ISF) Briefing for Institutional Investors and Analysts

John Roberts, Global Head, Infrastructure & Specialised Funds Division
Stephen Allen, CEO, Macquarie Infrastructure Group
Scott Davies, CEO, Macquarie Communications Infrastructure Group
Kerrie Mather, CEO, Macquarie Airports

1 September 2004

MACQUARIE BANK

Investments in Macquarie Bank Group managed funds are not deposits with or other liabilities of Macquarie Bank Limited or of any other entity in the Macquarie Bank Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. None of Macquarie Bank Limited, or any other member company of the Macquarie Bank Group guarantees any particular rate of return or the performance of Macquarie Bank Group managed funds, nor do they guarantee the repayment of capital from any of those funds.

General Securities Advice Warning

This presentation is not an offer or invitation for subscription or purchase of or a recommendation of securities. It does not take into account the investment objectives, financial situation and particular needs of the investor.

Before making an investment, the investor or prospective investor should consider whether such an investment is appropriate to their particular investment needs, objectives and financial circumstances and consult an investment adviser if necessary.

10.00 am		Welcome & Intro	Richard Sheppard
10.05 am	ISF	Infrastructure business	John Roberts
10.45 am	MIG	Kvaerner acquisition / M6 Toll	Stephen Allen
11.00 am	Morning Tea + Video		
11.10 am	MCG	Broadcast Australia	Scott Davies
11.25 am	MAp	Sydney Airport	Kerrie Mather
11.40 am	Questions		John Roberts
12 noon	Close		Richard Sheppard

- The Macquarie Infrastructure Business
  - The Model
  - MBL Remuneration
  - Governance & Investment Protocols
  - Benefits of the Model
    - Deal Flow
    - Asset Management
    - Track Record
- The Year Past and The Future


MACQUARIE
BANK

MANAGING DIRECTOR/CEO
ALLAN MOSS

IBG GROUP HEAD
NICHOLAS MOORE

PRUDENTIAL OVERSIGHT
SHEMARA WIKRAMANAYAKE

INFRASTRUCTURE AND SPECIALISED FUNDS
JOHN ROBERTS

CORPORATE FINANCE
MICHAEL CARAPIET
MICHAEL COOK

INDUSTRY GROUPS
INFRASTRUCTURE
TMET
RESOURCES
PROPERTY
FINANCIAL INSTITUTIONS
INDUSTRIAL

ECM
WAYNE KENT

FINANCIAL PRODUCTS
MICHAEL PRICE
OLIVER YATES

STRUCTURED FINANCE

CROSS BORDER LEASING

MACQUARIE SECURITIES
ROY LAIDLAW

MACQUARIE CAPITAL
GARRY FARRELL


MACQUARIE
BANK

INFRASTRUCTURE AND SPECIALISED FUNDS
JOHN ROBERTS
Global Head

Stephen Mentzines
COO

MIG Steve Allen	**MAp** Kerrie Mather
MCG Scott Davies	**DUET** Peter Barry
MFD Jon Fitch	**SAIF / AIIF** Gavin Kerr
MPT Bob Rollinson	**MEAP** Gregory Smith
MEIF Jim Craig	**KRIF** Nick Van Gelder
GIF Greg Osborne	**MIAT** (proposed) Peter Stokes



A unique complete service provider

Financial Adviser	[illegible]	Broker	[illegible]	Principal

Governance Separation

Macquarie Advisory
- Sourcing Investments
- Infrastructure assets scarce
- Large and complex
- Long lead time/costs
- 230 infra execs worldwide
- Execution skills
- Current infra opportunities @ EV >A$50bn

←|→

Infrastructure Funds
- Funds Focus
- Active Asset Management
- Investment Evaluation
- Capital Management
- Legal & Compliance
- Tax & Accounting
- Investor/Media Relations
- 210 professionals
- Equity under management @ A$18bn



[illegible]

Funds	No.	2	▹	14
Assets	No.	4	▹	67
Equity commitments	$bn	0.6	▹	18
EV (proportionate)	$bn	1.6	▹	34
Offices	No.	1	▹	8
Professionals	No.	5	▹	210
Base fees (y/e March 04)	$m	nil	▹	121
Perf fees (y/e March 04)				166
Return to Investors	%	n/a	▹	18.5%


Board @ 2 MBL plus 3 Independents
Investments
Structuring
Analysis
Advise
Fund
Fund Management
Investment Management
Asset Management
CEO
COO / CFO
Asset
CEO
COO / CFO
Asset
CEO
COO / CFO
Asset

- Aligned with investor wealth creation
- Consistent with local and international marketplace

Base Fees

- Generally, 1.5% with sliding scale to 1.0% on increased levels of capital

Performance Fees

- Generally, 20% of out-performance over an agreed benchmark

Marketplace

- European & US private equity and infra funds generally 1.5% to 2.0% fixed base fee
- 20% "carried interest" above a certain hurdle return, generally 8%

MACQUARIE BANK

Significant safeguards are rigidly applied:

- Majority independents on the fund boards
- External benchmarking/sign-off on Related Party transactions
- No Macquarie participation in Related Party decisions
- Strict separation (+ APRA requirement)
- Documented procedures + compliance regularly reviewed
  - Individual Fund Corporate Governance Statement which discloses substantial compliance with ASX Corporate Governance Guidelines
  - Board/Management responsibilities clearly articulated
  - Board and Executive Performance Reviews
  - Policies and procedures in relation to disclosure obligations and communications with investors
  - Safeguards for integrity of financial reporting including risk management policies
  - Code of Conduct for each fund

MACQUARIE BANK

WHO GETS WHAT

- Protocol procedures govern the way we allocate opportunities to the funds
- Conflict has been avoided
- Return criteria and fund focus usually resolves
- Protocols operate to give priority to:
  - sector-specific funds (MIG, MAp, MCG, etc)
  - regional funds for other asset classes


MACQUARIE BANK


MACQUARIE BANK

- 67 assets in 14 countries



Canada
AltaLink
407 ETR
Cardinal Power

USA
AvPORTS
Atlantic Aviation
California FBOS
Detroit-Windsor Tunnel
Michigan Elec. Transmission Co
Parking Company of America
SR125 South
Chicago Thermal

South Africa
Bakwena Platinum Corridor
ICO Global Communications
N3 Toll
N4 Maputo Toll
Airports Company of South Africa (10 airports)

Tanzania
Kilimanjaro Airport

Chile
Collipulli-Temuco
Santiago-Talca
Talca-Chillan
Temuco-Rio Bueno

UK
Birmingham Airport
Bristol Airport
M6 Toll
Yorkshire Link
South East Water
UK Gas

Portugal
Algarve
Norte Litoral
TagusCrossings

Sweden
Arlanda Express

Germany
Warnow Tunnel

Italy
Rome Airport
Genoa Airport
Lamezia Terme Airport

Spain
Artxanda Tunnel
Ausol I
Ausol II
Autema (Terassa-Manressa)
Europistas (Burgon-Arminon)
M-45 Autopista Trados
Radial 4 – Autopista
Madrid

Japan
Hakone Turnpike

South Korea
Daegu-Busan Expressway
Kwangju 2nd Beltway
Soojungsan Tunnel
Baekyang Tunnel
Machang Bridge

Australia
Adelaide Airport
Airtrain Citylink
AlintaGas
Asia Pacific Transport
Broadcast Australia
Eastern Distributor
Electranet SA
Gorodok Ethane Pipeline
M2 Motorway
M4 Motorway
M5 Motorway
Multinet
Prospect Water
Reef Networks
Sydney Airport
Transtoll
United Energy Distribution
Westlink M7

As at 31 August 2004 – the assets listed are managed on behalf of investors with various direct and indirect interests

Macquarie Fund Assets by Region


Korea
2.5%
Other
3.4%
UK
20.7%
Australia
40.2%
Europe
14.5%
North America
18.7%

Based on proportionate EV for each asset

Macquarie Fund Assets by Sector


Water
3.9%
Airports
24.6%
Car Parks
0.2%
Communications
3.9%
Roads
48.3%
District Energy
0.6%
Electricity
5.5%
FBOs
1.2%
Gas
11.5%
Rail
0.2%

Based on proportionate EV for each asset


MACQUARIE
BANK

Fund Management	Investment Evaluation & Mgt	Asset Management
Financial Reporting Taxation Services Governance and Company Secretarial Investor Relations Media/ Communications Environmental Policy Risk Management and Operations Review	CEO Executives Operational Specialists Analysts ↓ Acquisitions Operations Strategy Capital Valuations Business Plans	


Board @ 2 MBL plus
3 Independents
Fund
CEO
COO / CFO
Asset
CEO
COO / CFO
Asset
CEO
COO / CFO
Asset

Macquarie Directors (EDs, DDs, ADs) "Profession"	No.
Bankers	23
Accountants / Tax	12
Lawyers	8
Industry specialists	18
- Retailing, regulatory, engineering, patronage forecasting	
Politics, consulting, other	5
Total	66

Macquarie Directors (EDs, DDs, ADs) Origin	No.
Australia	30
England	17
Europe	4
Canada / US	7
South Africa / Korea / NZ	8
Total	66

Offices
Australia (Syd/Melb)
Italy
Canada
USA
Korea
South Africa
UK

Position	No.	Average years experience
□ Consultant/Independent Directors	50	
□ Macquarie Directors	66	19 years
□ Macquarie Executives	94	6 years
	210	

IN ADDITION TO MANAGING A FU…

Description	Asset	Example of value add
Project Development	SR125 South	Develop San Diego toll road US$635m project
	M6 Toll	Biggest UK road project £900m project
	Rostock	First German toll crossing €220m project
Business Change	Sydney Airport	Realign Bus. Plan with acquisition objectives
	Bristol	2000 to 2004
		PAX 2.0m to 4.0m – 4yr CAGR 18%
		EBITDA £11m to £26m – CAGR 23%
Business Issues	Sydney Airport T2	Terminal lease
	407ETR toll strategy	Active management
	Moorebank Avenue	Concession extension
	Detroit/Windsor Tunl	Lobbying, tolling post Sept 11, 2001
Refinance	Yorkshire Link	£270m
	Lusoponte	€390m
	Hills	A$450m
	M5	A$470m
	Sydney Airport	A$3,100bn



21


A$bn
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
HLY
Airports
MFD
KRIF
MPT
MEIF
Other
MIG
South Africa
MCG
DUET
MEAP
MFD
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Aug-04

All historical figures are at 31 March of the specified year
HLY refers to Hills Motorway Management, the management of which was sold on 30 July 2004
Equity is measured as Market Capitalisation at 24 August 2004 for listed funds and commitments for unlisted funds

22

Macquarie Fund Investors by Region


Other
9.0%
Korea
9.1%
UK
3.9%
Europe
3.7%
North America
17.4%
Australia / NZ
57.0%

Based on Equity Under Management analysed by investor class

Macquarie Fund Investors by Class


Funds and Other Institutional
39.8%
Government Agencies
2.4%
Retail
20.6%
Pension Funds
20.7%
Banks
7.2%
Life Cos
9.4%

Based on Equity Under Management analysed by investor class

10 years

Investments	67
Capital raised	$13 bn
Value today	$18 bn
Investors compound annual return*	18.5%

*Based on all capital raised, distributions paid, valuations (market capitalisation for listed funds and Net Asset Value for unlisted funds) for ISF funds from December 1994 to 24 August 2004.


ISF Listed Funds vs ASX200
Funds 31% pa
ASX 200 11% pa
Index
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
ISF Acc Index
ASX200 Acc Index

- ISF annualised accumulated return of 31.4% vs ASX 200 return of 11.0% from Dec 1994 to 24 August 2004
- Hills Motorway Group (Dec 1994); Macquarie Infrastructure Group (Dec 1996); Macquarie Airports (Apr 2002); Macquarie Communications Infrastructure Group (Aug 2002); Southern Cross FLIERS Trust (Aug 2002)

MACQUARIE BANK



27

MACQUARIE BANK

- $3.5 bn raised in last 12 months
- Further raisings on MEIF, KRIF and GIF
- New funds in USA, Canada, Europe, South Africa and Australia
  - MFD, MIAT (proposed), MPT, MEIF, AIIF and DUET (JV)
- MAp moved from minority to majority investor in MAG
- MIG opening of four new roads (incl. M6Toll & Rostock) and commencement of two major projects (Westlink M7 and SR125 South)
- KRIF: 6 acquisitions completed or in progress
- MEIF: 2 acquisitions completed (Arlanda & SEW)
- MEAP: METC investment
- Bank continues to source seed assets for new funds
- Performance fees on MIG, MAp and MCG - $42m at 30 June 2004
- National Grid Transco gas transmission (Wales and West)*
- Dampier – Bunbury Pipeline*

*Yet to be completed

28

MACQUARIE BANK

[illegible]

1. Capital

Pension/Super Fund industry on global basis is just starting to define Infrastructure as "asset allocation"

	[illegible]	[illegible]	[illegible]	[illegible]
Funds Under Management	A$550bn	A$3,500bn	A$6,700bn	A$700bn
Property Allocation	10%	6%	4%	10%
Infrastructure Allocation	4%	<1%	negligible	2%

2. Assets

Global Deal Flow	Privatisations + secondary market sales
Professionals	210 ISF + 230 Corporate Finance (Infra)
Current Transactions	>$50 billion EV (very strong pipeline)

*Based on Macquarie research

MACQUARIE BANK

[illegible]

Increase Investor Value

- ☐ Flow through to Macquarie base and performance fees from equity invested in a diverse portfolio of infrastructure assets

Strategy:

- ☐ Apply the model globally
- ☐ Grow existing funds
- ☐ Diversify further geography and asset classes
- ☐ Reinforce "First Mover Advantage"
- ☐ 14 funds across 6 continents – platform for growth
- ☐ Embryonic in 2 largest capital markets (USA & Europe)
- ☐ Asia untapped




MACQUARIE BANK
1 September 2004

MACQUARIE BANK

Snapshot of MIG

Market Capitalisation	A$6.8bn
Number of Unit Holders	52,000
Securities Held Outside Australia	28%
Toll Roads in Portfolio	25
Road Users per Average Workday	1,100,000
Weighted Avg Length of Concessions Remaining	58 years

MACQUARIE BANK

ROADS IN WHICH MIG HAS AN INTEREST[1]



Canada
407 ETR
UK
M6 Toll
Yorkshire Link
Germany
Warnow Tunnel
Spain
Artxanda Tunnel*
Ausol I*
Ausol II*
Autema*
Europistas*
M-45*
Radial 4*
USA
SR125 South
Chile
Collipulli-Temuco*
Santiago-Talca*
Talca-Chillan*
Temuco-Rio Bueno*
Portugal
Algarve*
Norte Litoral*
25th April Bridge
Vasco da Gama Bridge
Australia
Eastern Distributor
M2 Motorway
M4 Motorway
M5 Motorway
Westlink M7

* Proposed for sale in second half of CY2004

1. MIG's stakes in assets pictured, range from 8% to 100%

SUMMARY

- The M6 Toll is the first privately developed toll road in the UK for more than a century
- £900m total project cost
- Fully opened 14 December 2003 - ahead of time and on budget
- 42 km bypass of the city of Birmingham – the existing M6 Motorway through Birmingham is one of the most congested motorways in the UK, running at capacity for more than 12 continuous hours daily
- MIG has 75% of equity with the option to move to 100% 18 months after opening
- 53 year concession
- Market based tolling

LOCATION – UNITED KINGDOM



to Glasgow
to Edinburgh
YORKSHIRE LINK
M6 TOLL
to London

MACQUARIE'S EXPERTISE – ACQUIRING THE ASSET

- Macquarie quickly recognised the M6 Toll as a unique asset in early 1999 when it heard that the concession was available for sale from Kvaerner ASA
- Secured an exclusive negotiation mandate with Kvaerner while it investigated the opportunity
- Formed a due diligence team bringing in expertise from a number of offices
- Macquarie's ability to move quickly and meet the vendor's requirements was critical
  - A range of development assets were taken on by Macquarie
- Deal was signed by July 1999

MACQUARIE'S EXPERTISE – REACHING FINANCIAL CLOSE

- In order to reach financial close, Macquarie executives were involved in various tasks, including:
  - Resolving various court challenges that had been long outstanding
  - Terminating the agreement with the road's existing construction contractor and organising a competitive bid for a new builder
  - Arranging financing
  - Undertaking new traffic modelling
  - Liasing with government and community officials
  - Working with lawyers, accountants and other professionals to finalise and execute complex legal, financial and other documentation
  - Raising awareness of MIG's toll road management credentials
  - **CONVINCING A SCEPTICAL LOCAL MARKET THAT THE PROJECT WOULD FINALLY COME TO FRUITION**
- After being held up for more than eight years, MIG reached financial close in October 2000, 15 months after acquiring a 50% stake in the asset from Kvaerner
- At the same time, MIG acquired an additional 25% stake from Autostrade and negotiated an option to acquire Autostrade's remaining 25% in 2005

MACQUARIE'S EXPERTISE – DELIVERING THE ASSET

- In order to reach operational stage, Macquarie executives were involved in various tasks, including:
  - Tight management of construction contractors
  - In house development of the Motorway Services Area
  - Detailed marketing campaigns for:
    - toll price announcement (May 2003);
    - pre-opening announcement (November 2003);
    - road opening (December 2003) which generated over 525 million opportunities to see or hear about the M6 Toll across the UK; and
    - revised tolling structure (July 2004)
  - Customer research surveys
- The road has now been operational for more than eight months
  - Strong traffic ramp-up
  - More than 150 people trained and employed

MAINLINE TOLL PLAZA


M6toll

MOTORWAY SERVICES AREA



ACTIVE MANAGEMENT

- Working with developers to generate economic development along corridor
  - *Active role in many local and regional development agencies*

    (e.g. Sandwell Urban Development Corporation, South Staffordshire Partnership Board, InStaffs, Locate in Birmingham, Warwickshire Investment Partnership)
- Working with local councils to promote traffic management
- Local and regional signage initiatives

KINGSWOOD LAKESIDE BUSINESS PARK

- 40 acres of development land
- Stage 1 complete by end of 2004 and already fully let
  - Proximity to M6 Toll listed as major contributing factor



MACQUARIE'S EXPERTISE – DELIVERING RESULTS

- The M6 Toll was part of the portfolio of assets acquired from Kvaerner in 1999
  - £90 million aggregate purchase price
  - Disposal of non-core assets
  - Continued management and development of core assets
  - Return from cash plus increased asset values

M6 Toll	£726 million
Lusoponte	£83 million
Yorkshire Link	£42 million
Dartford River Crossing	Disposal in 2002
Meridian Hospital	Disposal in 2001
MOD	Disposal in 2001
Dundee Recycling	Liquidated
Heartland	Liquidated
IRR to MIG	**58.5% p.a**

MACQUARIE BANK

- Continued pressure on government budgets
  - Public spending increasingly directed towards social infrastructure
- There is a successful track record in delivery of private toll road projects around the world
- There are prospects for further private toll road developments:
  - US: Sale of existing assets (e.g. Chicago Skyway), "unsolicited proposals" trend, new legislation, TIFIA funding
  - UK: M6 Toll extension
  - Australia: M4 East, F3/M2 connection, Brisbane opportunities
  - Other countries continue to develop private toll roads including Canada, Portugal, Ireland, Greece, Italy and Poland




MACQUARIE BANK
1 September 2004

MACQUARIE BANK

- Key elements of Broadcast Australia acquisition
  - MBL balance sheet
  - Quick mobilisation of resources and rapid approvals
  - Understanding of debt and equity markets
  - Bridge debt refinanced into wrapped bonds and bank debt
- Initial Public Offering despite difficult market conditions
  - Concern MBL had paid too much
  - Poor market understanding of Broadcast Australia
  - Investor Relations and Public Relations staff vital in gaining market acceptance

MCG Accumulation Index vs S&P/ASX 200 Industrials Accumulation Index to 24 August 2004



20%
Benchmark
0%
MCG
-20%
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%

MCG Accumulation Index vs S&P/ASX 200 Industrials Accumulation Index to 24 August 2004



160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
137%
MCG
20%
Benchmark

- Broadcast Australia solid but faced challenges
  - Customer security and business retention (esp. SBS)
  - Implications of Government digital television policies
  - Execution of digital television roll-out
- Macquarie has delivered on and exceeded Business Plan
  - New exclusive relationship with SBS
  - Continued successful digital roll out
  - Market acceptance of Broadcast Australia as infrastructure

- Macquarie provides significant support:
  - Industry and management expertise
  - Dedicated Investor Relations and Public Relations
  - Legal and Finance support
  - Direct access to corporate finance, ECM and debt markets teams
  - Retail distribution contacts through MBL retail
- Stakeholder Relationships:
  - Major customers
  - Institutional shareholders and brokers
  - Combined marketing as a member of the "Funds Suite"

- Macquarie contributes to BA through merger of business, investment market and banking knowledge

Broadcast Australia Debt Profile (Amortising)


A$M
1,000
800
600
400
200
2002
2004
2006
2008
2010
2012
2014
2016
Year ending
Bank
T1 Amort
T1
T2 Amort
T2
T3 Amort
T3

Opportunity to reshape BA's debt profile to non-amortising structure

Indicative Broadcast Australia Debt Profile (Refinanced)


A$M
1,000
800
600
400
200
2002
2004
2006
2008
2010
2012
2014
2016
Year ending
New Capex
T4
Bank
T1 Refi
T1
T2 2 Refi
T2
T3 Refi
T3

- MBL investment banking has capacity to identify global transaction opportunities
- MCG and Broadcast Australia management assess and refine opportunities plus can "open doors" to consortia
- Broadcast Australia management and staff contribute to due diligence
  - Assessment or development of business plan
  - Industry and customer contacts
  - Potential acquisition synergies for local transaction

- MCG targets investments in the communications sector, specifically:
  - Broadcast transmission
  - Satellite systems
  - Wireless communications
  - Emergency services networks
- Currently MBL corporate finance working on opportunities for MCG in Australia, North America, United Kingdom, and France.
- MBL also assists MCG with locating local industry and equity partners
- Recent unsuccessful UK transaction had MBL (as co-underwriter of equity) share 50% due diligence expenses



1 September 2004

ASX 100	Top 70
Market Capitalisation	A$2.8 billion
Weighted Average Issue price	$1.77
Foreign Ownership	30.6%

As at 30 June 2004*


Birmingham 7.2%
Bristol 6.6%
Rome 23.9%
Sydney 62.3%

*Weightings based on Directors valuations as at 30 June 2004

MACQUARIE'S BACKGROUND

- MBL had a unique insight into Sydney Airport from previous experience (Debt programme for SA2000, New Terminal Evaluation etc)
- After Ansett collapse & 9/11, Government withdrew sale – MBL bore full risk and costs (over 20 independent experts)
- MBL leveraged global relationships and established consortium including Global Airport Investors
- MBL anchored consortium managing bid, sourcing equity & debt, controlling business planning, due diligence and valuations
- MAp/FLIERS structure developed to provide unique bidding advantage (e.g. optimise level of Australian equity)

THE ACQUISITION

- Southern Cross Consortium acquired Sydney Airport from Federal Government in June 2002
- Enterprise value on acquisition $5.6bn – Net Debt $3.2bn; Fliers $0.6bn and Equity $1.9bn
- Financial targets at acquisition
  - EV/EBITDA multiple 14.3x
  - Equity IRR over 20%
  - 5 year Cash Yield 7.4%
- MAp initial beneficial interest 44.3%, subsequently increased to current 55.5%

ACQUISITION JUNE 2002

Airport of sorrows

Stinging criticism has accompanied Macquarie Bank's $5.6bn acquisition of Sydney Airport. Two of the bank's executives defend the big-dollar decision to **Ivor Ries.**

TWO YEARS ON

Analyst Valuations

- ☐ Equity valuations have increased substantially since acquisition
- ☐ In 2 years since acquisition initial $1.9bn of equity has increased in value to current analysts (7 major houses) consensus of $3.7bn.
- ☐ Increase in equity value 91% in 2 years

Actual Performance

- ☐ Actual financial metrics since acquisition:

[illegible]	[illegible]	[illegible]
Equity IRR	20.8%	42.2%
Cash Yield (based on actual cash distributed to date plus revised forecast)	7.4%	11.7%

MAp has delivered significant value

MACQUARIE BANK

[redacted]

Owner
↓
Board Representation
↓
Strategy Committees
↓
Working Groups
↓

MAp Management Framework

[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	

MACQUARIE BANK

AIRLINE MARKETING AND TRAFFIC DEVELOPMENTS

[redacted]	AIR CHINA, CHINA EASTERN, QANTAS, DRAGONAIR
[redacted]	GULF AIR, Emirates
[redacted]	Emirates, freedom air, pacific blue
[redacted]	Air Vanuatu
[redacted]	QANTAS, HAWAIIAN AIRLINES
[redacted]	CATHAY PACIFIC, DRAGONAIR, QANTAS
[redacted]	QANTAS, AIR MAURITIUS
[redacted]	

* - includes both actual and announced services commencing in FY04/05 years
** - possible services stemming from expansion of air rights agreement

MACQUARIE BANK

RETAIL DEVELOPMENTS

Achievements

- Stronger focus on Duty Free
  - Duty Free Walk Through Stores established in both Arrivals and Departures locations
  - SACL Q404 Duty Free income up 34.1% on Q403 outperforming pax growth
- Launched T1 food court
  - Introduced new operators including *Starbucks; Krispy Kreme; Oporto; Subway;* and Wagamama
- T2 Development
  - Expanded retail trading area
  - Introduced 9 additional outlets
- Achieved strong revenue growth in a difficult trading environment through effective relationship management





MACQUARIE BANK

OTHER INITIATIVES

Organisation Restructure – cost reviews

Pre

- Pre restructure 410 employees
- Multi layers of management
- Extensive use of consultants for verification

Post

- Post restructure 285 employees
- Streamlined reporting structure
- Cost per passenger reduced by 20% since acquisition

Other Initiatives

- Regulatory review
- Refinance
- Car park business review
- Development of master plan
- 20 year capex review
- Review of food and beverage and catering strategy



Improved operational performance and capital management
= higher returns to security holders

Operational Leverage
- Pax Growth
- Commercial Yields
- Lower Unit Cost

EBITDA Growth →

Financial Leverage
- Lower Capex
- Efficient Capital Structure

Increased Distributions

Increased Returns to Security Holders




Summary

Macquarie Management Model

Depth & Experience	Fund
Circa 440 professionals	Asset

Macquarie Adds Value

Raised $13 bn
———
Valued $18 bn

18.5% compound annual return to investors


$18bn EUM

US
Europe
Asia
& other
} >$50b EV current opportunities


MACQUARIE
BANK

71


MACQUARIE
BANK

72

Fee Comparisons

- ISF fees are competitive within context of international marketplace and within investors' expectations

Fund	[illegible]	[illegible]	[illegible]	[illegible]
European Infrastructure	U	1.50% – 1.75%	20%	8.0% - 10.0%
European Private Equity	U	1.50% – 1.75%	20%	8.0% - 10.0%
European REITs	L/U	1.00% – 1.50%	20%	8.0% - 10.0%
US Private Equity	U	1.50% – 2.00%	20%	8.0%
US Master Limited Partnership (MLPs)	L	2.00%*	15% - 50%	Distributions per unit
US Business Development Companies (BDCs)	L	1.50% – 2.00%	20%	7.0% - 8.0%
US REITs	L	1.50%	20%	9.0% - 10.0%
MIG	**L**	**1.25% 1.00%**	**15%**	**Market benchmark**
MAp / MCG / MIAT (proposed)	**L**	**1.50% 1.00%**	**20%**	**Market benchmark**
MEIF	**U**	**1.50%**	**20%**	**8.0%**

*Percentage of distributions

Glossary

AIIF	African Infrastructure Investment Fund
DUET	Diversified Utility and Energy Trusts
FBOs	Fixed Base Operations - Airports
GIF	Global Infrastructure Fund
HLY	Hills Motorway Group
HRZ	Horizon Energy Investment Group
HYIDT	High Yield Infrastructure Debt Trust
KRIF	Korean Road Infrastructure Fund
Macquarie	Macquarie Bank Group
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MCG	Macquarie Communications Infrastructure Group
MEAP	Macquarie Essential Assets Partnership
MEIF	Macquarie European Infrastructure Fund
MFD	Macquarie / First Trust Global Infrastructure / Utilities Dividend & Income Fund
MIG	Macquarie Infrastructure Group
MPT	Macquarie Power Income Fund
SAIF	South Africa Infrastructure Fund
SCF	Southern Cross FLIERS Trust

Macquarie Bank Limited

Infrastructure and Specialised Funds (ISF)
Briefing for Institutional Investors and Analysts

John Roberts, Global Head, Infrastructure & Specialised Funds Division
Stephen Allen, CEO, Macquarie Infrastructure Group
Scott Davies, CEO, Macquarie Communications Infrastructure Group
Kerrie Mather, CEO, Macquarie Airports

1 September 2004